

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

<u>Via E-mail</u>
John J. Bostjancic
Chief Financial Officer
SeaSpine Holdings Corporation
2302 La Mirada Drive
Vista, California 92081

>  **Re:   SeaSpine Holdings Corporation**
>  **Registration Statement on Form 10**
>  **Filed April 1, 2015**
>  **File No. 001-36905**

Dear Mr. Bostjancic:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have further comments.

<u>Form 10</u>

1.     File a materially complete document as your next amendment, including all required exhibits.  In particular, complete the missing information from the significant number of blanks and "to be determined" disclosure currently in exhibit 99.1.  Also, include as exhibits the lease agreements mentioned on page 104 of exhibit 99.1.

<u>Exhibit 99.1</u>

2.     Revise throughout to eliminate or explain medical or scientific terminology so that an average reader not in your industry may understand your disclosure.  Examples include "third-generation demineralized bone matrix" and "biocompatible reverse-phase medium carrier."

The Spin-Off, page 4

3.      Please clarify how the amount of the cash contribution will be determined.

4.      Clarify how the amount of the borrowing capacity under the credit facility will be determined.

Reasons for the Spin-Off, page 5

5.      Disclose why the board determined to complete the spin-off at this time if the conditions supporting the decision have existed previously.

Emerging Growth Company, page 7

6.      Clearly disclose your election under Section 107(b) of the JOBS Act.  If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, include a statement that the election is irrevocable.

Treatment of stock-based awards, page 9

7.      It is unclear how the "validity" of the tax opinion will affect the ultimate tax treatment of the spin off.  Please revise or advise.

A large percentage of our revenue is derived, page 31

8.      It is not clear why you have included a separate risk factor to discuss possible unspecified revenue declines in your bone matrix products.  Explain why you believe that this is a unique risk beyond declines in other areas of your business.

Certain of the contracts to be transferred or assigned from Integra or its affiliates, page 47

9.      Identify the contracts that create the risk described.

Results of the Separation; Listing of Seaspine Common Stock, page 63

10.     Please disclose what happens to "ex-distribution" and "when-issued" trades if you determine not to proceed with the distribution.

 Material U.S. Federal Income Tax Consequences, page 63

11.     Please tell us what "possible changes" are relevant as you mention in the first paragraph on page 67.

Revenues, page 76

12.    We note your reference to orders from distributors in the Middle East.  Please tell us in which country you have received orders.

Our Products, page 91

13.    Please tell us the criteria you used to determine which products to highlight on pages 91-98.  Tell us how those criteria ensure that your disclosure presents an objectively balanced presentation of your business.

Suppliers and Raw Materials, page 100

14.    Please disclose, if applicable, the material terms of your written agreements with your sole supplier mentioned in the first paragraph of this section and your ultimate suppler mentioned in the last paragraph on page 40.

Intellectual Property, page 100

15.    Please disclose the duration of your material patents.  Distinguish between patents that you own and patents that you license.  Also, disclose how licenses could be terminated, and the portion of your business affected by the licenses.

Agreements between Integra and SeaSpine Relating to the Separation, page 121

16.    Please disclose the duration of the agreements.  Also, disclose the portion of your products that will be obtained via the supply agreements.

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation, page F-8

17.    We see disclosures herein that "Integra uses a centralized approach to cash management and financing of its operations and substantially all cash generated by our Business is assumed to be remitted to Integra" as well as disclosures that "Integra's debt and related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt and Integra's borrowings were not directly attributable to us."  Please revise the filing to include an analysis of intercompany accounts, including the Net Transfers to Integra which is part of Integra's net investment presented in your balance sheets. The analysis of intercompany accounts can take the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which

an income statement is required, reconciled to the intercompany accounts reflected in the balance sheets.  Refer to Question 4 of SAB Topic 1.B.1.

8. Commitments and Contingencies, page F-21

18.     We see you disclose that you are subject to various claims, lawsuits and proceedings in the ordinary course of business and also disclose "it is possible that the company's results of operations, financial position and cash flows in a particular period could be materially affected by these contingencies." If there is at least a reasonable possibility that a loss could be incurred that exceeds amounts accrued for any loss contingency outstanding, please revise this note to disclose an estimate of the reasonably possible loss or range of loss for the contingency.  If such an estimate cannot be made, you should include disclosures that specifically refer to your inability to estimate the reasonably possible loss or range of loss.  Please refer to FASB ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Ted Sonnenschein, Esq.